Filed by ASP Isotopes Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ENDRA Life Sciences Inc.

(Commission File No. 001-37969)

The following is a transcript from a presentation at ASP Isotopes Inc.’s (the “Company”) inaugural Capital Markets Day in London on September 8, 2026, which relates to the proposed merger and related transactions (the “Proposed Transactions”) involving Renergen Limited, a wholly owned subsidiary of the Company (“Renergen”), Noble Africa LLC, a wholly owned subsidiary of the Company and holding company for Renergen (“Noble Africa”), and ENDRA Life Sciences Inc. (“ENDRA”)

[…]

Paul Mann:

[…]

And then finally, Renergen and Noble Africa, we acquired that asset in January of this year. We’ve added a lot of headcount to that business, we’ve invested in it, we’ve made some management changes, we’ve brought in a lot of engineers and a lot of drillers, and that plant started production during, started cooling down and commissioning during August. We just actually hit the target temperature of four Kelvin, and now we will start producing, we should start producing commercial product by the end of September.

[…]

So you’ll see on the left here, you’ll see Noble Africa, our Renergen site in South Africa, in Velcom, South Africa. This is one of the most unique assets in the world, and we’ll talk about it more later on today. But there really aren’t many, no gas fields we’ve seen like this in the world. It’s an incredible location, incredible product that comes out of it. And I say, the world is desperate for a new supplier of helium.

[…]

And then in terms of corporate transactions, we said we’re going to list Noble Africa listing via reverse merger with Endra, ticker code NDRA.

[…]

1

Q&A Participant:

Question: Maybe to start first with the guidance for, I think, 2031 of $300 million, $30 million to $700 million. What’s your margin assumption there in terms of just how to picture the revenue base being, what sort of EBITDA margin does that get you to?

[…]

Paul Mann:

Yes, so just to repeat the question, so the question is about what’s the margin assumptions in our 2031 target? So, it varies by business. So, for example, at that kind of scale, Renergen should be kind of an 80% plus gross margin business. We really have a lot of operational scale there. There aren’t actually many input costs because the main input cost is energy and we’re sitting on an energy field. So that’s kind of Noble Africa or Renergen.

[…]

Q&A Participant:

So Paul, if you think about the evolution of ASPI from sort of acquisition of Hendrik’s technology to where you are now, spinning off QLE, spinning off Noble, and we hear today Natalie talk and Martin talk about Pet Labs. How do you see the evolution of ASPI in the next four to five years? Do you see yourself as a top coast spinning off lots of assets or do you see more sort of acquisitions yourself or steady as she goes? What do you see the evolution of ASPI?

Paul Mann:

[…]

I think by listing Renergen as Noble Africa via reverse merger, we're going to own 89% of that and there'll be 10% to 11% free float and whether we raise any additional capital to increase the free float or not, we’ll have to wait and see. We’ve got a lot of customers wanting to have ownership stakes in that business as well, or to put some prepayments in to help fund, accelerate certain projects. But having a listed helium business is, I think, really unique. I spent the last 20 years looking for a listed helium business that is revenue generating and commercially viable, just because I’ve always found helium as the most interesting commodity chemical on planet Earth and by creating that, we’re giving investors the opportunity to invest in a pure play helium business, which I think is really unique.

[…]

The portions of the presentation below were used by the Company in connection with the Capital Markets Day presentation, which relate to the Proposed Transactions.

2

Capital Markets Day

September 8, 2026

ASP ISOTOPES INC.
NASDAQ: ASPI

3

Forward-looking Statements

This presentation contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Forward-looking statements can be identified by words such as "believes," "plans," "anticipates," "expects," "estimates," "projects," "will," "may," "might," and words of a similar nature. Examples of forward-looking statements include, among others but are not limited to: the anticipated production quantities and timing for the commencement of commercial supply of enriched isotopes to customers; the construction of additional enrichment facilities; the expected growth of the radiopharmacy business; the anticipated progress and timing for completion of Phase 1 and commencement of Phase 2 of the Virginia Gas Project; the ability to fund completion of the development of the Virginia Gas Project (including the ability to negotiate and enter into binding definitive agreements with the U.S. DFC and Standard Bank SA for senior debt funding for Phase 2 of the Virginia Gas Project); the overall project scope, size, design and product mix of future phases of the Virginia Gas Project; the anticipated production quantities and supply of helium and LNG upon completion of Phase 1 and 2 of the Virginia Gas Project; the impact of the conflict in the Middle East and the closure of the Strait of Hormuz on the helium market; the completion of the Noble Africa reverse merger and private placement and other transactions in the anticipated timeframe or at all; expectations regarding the structure, timing and completion of the Noble Africa reverse merger, including investment amounts from investors, timing of closing of the Noble Africa reverse merger, expected proceeds, expectations regarding the use of proceeds, and impact on ownership structure; the Noble Africa reverse merger and the expected effects, perceived benefits or opportunities of the Noble Africa reverse merger; the combined company's listing on Nasdaq after the closing of the Noble Africa reverse merger; the anticipated timing of the closing of the Noble Africa reverse merger; the plans for QLE to be a standalone public company or for ASPI to make a future distribution of QLE common equity to ASPI's stockholders; the anticipated timing to advance drug candidates towards human clinical trials and the plans to create a pipeline of VHH; the outcome of QLE's initiative to commence enrichment of uranium in South Africa and the company's discussions with nuclear regulators in South Africa, the United States or the United Kingdom; the outcome of QLE's collaboration with The South African Nuclear Energy Corporation (Necsa); the commencement of research, development and production activities in the United States or the United Kingdom; QLE's anticipated growth strategies and anticipated trends in QLE's business; statements relating to QLE's strategic partnerships or commercial initiatives and relationships with Fermi America, TerraPower and Necsa; the application of new technology for the enrichment of isotopes; the planned construction of additional isotope enrichment facilities; and statements we make regarding expected operating results, such as future revenues and prospects from the potential commercialization of enriched isotopes or helium and LNG, future performance under contracts, and our strategies for product development or extraction of resources, engaging with potential customers, market position, and financial results. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside our control. Our actual results, financial condition, and events may differ materially from those indicated in the forward-looking statements based upon a number of factors. Forward-looking statements are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Therefore, you should not rely on any of these forward-looking statements.

ASPisotopes

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Forward-looking Statements

There are many important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, but not limited to: the outcomes of various strategies and projects undertaken by the Company; the potential impact of laws or government regulations or policies in South Africa, the United Kingdom or elsewhere; our future capital requirements and sources and uses of cash; our ability to obtain funding for our operations and future growth; our ability to negotiate and enter into binding definitive agreements with U.S. DFC and Standard Bank SA for senior debt funding for Phase 2 of the Virginia Gas Project on terms that are favorable, or at all; changes made by management to the overall project scope, size, design, sequencing or product mix of future phases of the Virginia Gas Project following completion of management's pre-development activities and plant design optimization processes; whether we succeed in obtaining permissions and regulatory approvals required to test and develop our enrichment technologies on uranium in South Africa, the United Kingdom or elsewhere; our reliance on the efforts of third parties; our ability to complete the proposed construction and commissioning of our enrichment plant(s) or to commercialize isotopes using the ASP technology or the Quantum Enrichment Process; our ability to obtain regulatory approvals for the production and distribution of isotopes; the financial terms of any current and future commercial arrangements; our ability to complete certain transactions and realize anticipated benefits from acquisitions; contracts, dependence on our Intellectual Property (IP) rights, certain IP rights of third parties; the competitive nature of our industry; risks related to the consummation of the proposed reverse merger of Noble Africa with ENDRA Life Sciences in the anticipated timeframe, if at all; the failure to obtain necessary regulatory approvals and third party consents; if consummated, the ability to realize the anticipated benefits of the proposed reverse merger of Noble Africa with ENDRA; the ability to successfully integrate the businesses; disruption from the proposed reverse merger of Noble Africa with ENDRA making it more difficult to maintain business and operational relationships; the negative effects of the consummation of the proposed reverse merger of Noble Africa with ENDRA on the market price of Noble Africa's or ASPI's securities; the risk that the proposed financings are not completed in a timely manner, if at all; risks related to ENDRA's continued listing on Nasdaq until closing of the proposed reverse merger and the combined company's ability to remain listed following the closing of the reverse merger; significant transaction costs and unknown liabilities, and litigation or regulatory actions related to the proposed reverse merger of Noble Africa with ENDRA; and the factors disclosed in Part I, Item 1A. "Risk Factors" of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and any amendments thereto and in the company's subsequent reports and filings with the U.S. Securities and Exchange Commission. All forward-looking statements are qualified by reference to the cautionary statements set forth herein and should not be relied upon.

This presentation includes market and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Such information could be wrong because of the method by which sources obtained their data and because information cannot always be verified with certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties.

The financial outlook and projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainty and contingencies, many of which are beyond ASP Isotopes' control. Any such calculation, at this time, would imply a degree of precision that could be confusing or misleading to investors. ASP Isotopes' independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the financial projections for purposes of inclusion in this presentation, and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purposes of this presentation. While all financial projections, estimates and targets are necessarily speculative, ASP Isotopes believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results for ASP Isotopes and its subsidiaries are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that ASP Isotopes, or its representatives, considered or consider the financial projections, estimates or targets to be a reliable prediction of future events. Further, inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

ASP isotopes

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Strategy · R&D Engineering · Isotope · Nuclear Medicine · Noble Africa · Electronics · Nuclear Fuels · Finance

OVERVIEW

Four Operating Businesses, Built Since 2021

PROFILE

FOUNDED
2021

LISTED
ASPI
NASDAQ, IPO 2022

HEADQUARTERS
Dallas, Texas

OPERATIONS
Pretoria & Welkom, South Africa

EMPLOYEES
400+
Mainly scientists, engineers and operators

CASH POSITION (AS OF JUNE 30, 2026)
$254.9M
cash + cash equivalents

WHERE WE ARE TODAY

3 + 1
Enrichment plants in Pretoria, plus the Welkom gas plant

$5.1M
2Q 2026 revenue

$345M+
Capital raised during 2025

4
Operating businesses

>$300M
EBITDA target for 2031

>$14M
FY2026 forecast

BUSINESS DIVISIONS
Nuclear Medicine · Electronics · Noble Africa · Nuclear Fuels (QLE)

IN PRODUCTION
Silicon-28 · Carbon-14 · Ytterbium-176 · Helium & LNG

IN DEVELOPMENT
HALEU · Lithium-6 · Gd-160 · Zn-68 · Ni-64 & electronic gases

EBITDA is a non-GAAP financial measure and is defined as net income before interest, taxes, depreciation and amortization. We have not provided a reconciliation between our targets for EBITDA and net income (loss), the most directly comparable GAAP measure, because applicable information for future periods, on which this reconciliation would be based, is not available without unreasonable effort due to the unavailability of reliable estimates for selling prices of our commercial products and costs of production and extraction, among other items. These items may vary greatly between periods and could significantly impact future financial results.

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

WHY NOW

Structural Shortages, All Running at Once

Nuclear Medicine
PET Labs + Alpa Theranostics

100s

radioligand drugs in clinical trials, against a handful approved today

Every approval multiplies the isotope volume the world needs.

- Lu-177 chain depends on enriched Yb-176
- Repeated isotope supply outages
- Scanner access limits patients

Electronics
Si-28, C-12, specialist gases

+10-20%

supporting Quantum Computing

Material, not engineering: heat and nuclear spin limit chips as they stack.

- No viable enriched silane supplier today
- Three signed Si-28 contracts

Noble Africa
Helium and LNG

~50%

of global helium supply estimated to be offline today

Helium cannot be manufactured, and MRI, semiconductor fabs and launch have no substitute.

- ~76% of global supply from the U.S. and Qatar
- First Phase 1 offtake above $600/Mcf
- Russian export controls; China export ban

Nuclear Fuels (QLE)
HALEU for the SMR fleet

>$30B

a year of U.S. HALEU demand expected by 2050, from 50t in 2035

Western capacity for it is only now being built.

- SMR fleet fuel demand
- Reshoring the fuel cycle

ASP Isotopes sits upstream of three of these shortages through enrichment and owns the gas field behind the fourth.

HALEU demand per US Department of Energy. Helium supply per Specialty Gas News.

ASP isotopes

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

STRATEGY · HOW WE CREATE SHAREHOLDER VALUE

Acquire Undervalued Assets. Rebuild. Execute.

Bought for a fraction of replacement cost, with the value created by finishing what the previous owner could not.

UNDERVALUED ASSET	**Molybdos assets** Pretoria, 2021	**Klydon plant & IP** Pretoria, 2022–23	**PET Labs** Pretoria, 51% stake, 2023	**Noble Africa** ASPI's acquisition of Renergen closed January 2026
WHAT WE PAID	**~$734K** For a business-rescue auction	**~$364K** For a dormant plant	**~$2M** For a niche operator	**14.27M** shares of ASP Isotopes For a world-class gas asset
WHAT WE DID WITH IT	Recommissioned the plant, licensed the ASP technology, brought the team in-house	Restarted the plant, secured the IP, and built Quantum Enrichment on the same base i.e. the origin of QLE.	Expanded to four radiopharmacies.	Restarted drilling and reached the flow rate needed for nameplate. Tie-ins underway.
WHERE IT IS TODAY	• Carbon-14 take-or-pay signed. • Enriching Carbon-12 while C-14 feedstock arrives	• Si-28 at 98% across 48 stages, three contracts signed. • QLE pursuing its own listing.	• Tens of thousands of doses delivered to date. • Under-18s in South Africa treated free.	• ~~3% helium reserve vs. global mega-projects as low as 0.04%. • First production to commence before September 30, 2026.

NOW WE EXECUTE Isotopes to market at volume, expand radiopharmacy network global, and Noble Africa built to nameplate capacity, where the asset funds itself.

PET Labs: ASPI also holds an option to acquire the remaining 49% for $2.2 million, exercisable by January 31, 2027.

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

EXECUTION

Constructed, Operating and Generating Revenue Today

Noble Africa

Welkom, South Africa

REVENUE GENERATING

Noble Africa is a liquefied helium (LHe) and liquefied natural gas (LNG) producer with the country's only onshore Petroleum Production Right.

PET Labs

Pretoria, South Africa

REVENUE GENERATING

PET Labs is a South African radiopharmaceutical production company, dedicated to nuclear medicine and the science of pharmaceutical production.

NuMed | ECNP

US RADIOPHARMACY NETWORK

Radiopharmacies

United States

REVENUE GENERATING

Acquired radiopharmacies serving U.S. hospitals, with dose volumes growing as additional cyclotrons come online.

Three assets capable of generating revenue: enrichment in South Africa, radiopharmaceutical production, and a growing global radiopharmacy network.

ASP isotopes

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

Revenue Timing

	2H 2026	2027	2028	2029+
Radiopharmaceuticals South Africa and U.S.	Shipping today			
	We forecast that PET Labs is on track to deliver FY 2026 revenues of approximately $14 million, up from $6 million in 2025			
LNG	LNG shipping today			
Helium	First helium weeks away			
	At current expected prices, annualized forecasted helium and LNG revenues are expected to be approximately $27 million after the expected completion of Phase 1.[1]			
Si-28	First shipments 2H 2026			
Yb-176	First shipments 2H 2026			
C-14	First shipments 2H 2026			

Revenue today | Ramping now | Future revenue

GROUP $5.1M revenue in Q2 2026

1 We anticipate that Phase 1 will reach a planned production capacity of 2,500GJ of LNG and 70 mcf of LHe per day.

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

Where we Stand, and What to Watch

THE OPPORTUNITY

Shortages that will not resolve on their own

- Nuclear medicine, electronics, nuclear fuel and helium are all structurally short of supply.
- Demand is set; new capacity is scarce and slow to build.

WHAT WE HAVE BUILT

Plants that are constructed, not rendered

- Enrichment plants in Pretoria and the Virginia Gas Project plant are constructed and operating.
- PET Labs is producing and delivering doses to patients today.

WHAT TO WATCH

Milestones expected in 2H 2026

- First helium production
- First commercial isotope shipments
- Noble Africa Nasdaq listing via ENDRA
- QLE listing process continuing

Our singular focus in 2026 is execution.

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Helium and LNG Virginia Gas Project

Nick Mitchell & Paul Mann

NOBLE AFRICA

Nick Mitchell

CHIEF OPERATING OFFICER,
NOBLE AFRICA

Paul Mann

CHIEF EXECUTIVE OFFICER,
NOBLE AFRICA

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

A World-Class ~3% Helium Grade

WORLD-CLASS RESERVES

~3%

average helium concentration across the field based on exploration to date

vs. global mega-projects as low as 0.04%*

First-Mover Position

Only onshore petroleum production right in South Africa

Producing & Scaling

Phase 1 drilling ~4 months ahead of schedule: Targets ~70 MCF/day helium and ~2,500 GJ/day LNG

Phase 2 targets ~900 MCF/day helium and ~34,000 GJ/day LNG

Government-Backed Mandate

Designated a Strategic Integrated Project by the South African government

Helium is classified as a critical mineral in the U.S.

U.S.-Anchored Phase 1 Funding

Principal lender is the U.S. Development Finance Corporation (DFC)

Tetra4 has entered into a $40M secured credit facility with DFC and DFC has previously indicated its willingness to consider supporting Phase 2 with up to $500 million of senior secured debt funding

Standard Bank of South Africa has previously indicated its willingness to consider supporting Phase 2 with up to $250 million of senior secured debt funding

Scarcity Value

One of few commercial-scale helium sources outside legacy regions

The scope, sequencing, and timeline for Phase 2 remain subject to ongoing evaluation by management.
Large-scale liquefaction of natural gas becomes financially feasible at helium concentrations as low as 0.04 %.
No binding definitive agreements have been executed with respect to either facility, and there can be no assurance that such agreements will be entered into on favorable terms, or at all.

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

A RARE COMMODITY WITH STRUCTURALLY TIGHT SUPPLY

Helium: A Vital and Irreplaceable Element in Many Modern Industries

Properties of Helium

Chemically inert
- Doesn't readily react with other elements
- Ideal where chemical reactions could be problematic

Non-toxic
- Colorless, odorless and tasteless

Low density
- Second lightest element in the universe (after hydrogen)
- Buoyancy without the combustion risk of hydrogen

Low boiling point
- Boiling point of -268.9ºC
- Does not solidify at atmospheric pressure

Superfluidity
- Zero viscosity in liquid form; flows without loss of kinetic energy
- The only substance with this property

Critical mineral
- EU listed Helium as a critical raw material (2023)
- U.S. Govt treats Helium as a priority mineral through large investment in supply chain, including Renergen

5-6%

Global helium demand is expected to grow at a rate of approximately 5-6% per annum, driven by semiconductors and rocketry

Rare

Helium consumption is a function of supply, not demand. If there were more helium, more could be consumed

0.1%

Minimum helium concentration in natural gas for economic extraction

Helium Usage by Volume — Bcf per Year

Current (~6.0 Bcf/year)
2030 Projected (~8.5 Bcf/year)
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
MRI / NMR
Lifting
Laboratory / Science
Semiconductors
Welding / Cutting
Fiber Optics
Leak Detection
Rocketry
Diving
Other

Source: Akap Energy Helium Market 2026; Global helium demand is expected to grow at a rate of approximately 5-6% per annum, driven by significant expansion in semiconductor and rocketry end markets.

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

A ~$3Bn Market the Modern Economy Cannot Run Without

MARKET SIZE

6.5 bcf/y

Global demand growing 5-6% p.a.; demand increasingly linked to AI chips, healthcare and advanced manufacturing

MARKET VALUE

US$3bn

Upstream; end-user market 3-4× larger

SUPPLY CONCENTRATION

~75%

From US & Qatar; 2026 Qatar outage cuts ~30% short-term while the anticipated long-term impact from Middle East conflict and Russian export restrictions is expected to constrain market by 11%

Helium supply by region (mmcf/y) versus global average import price (US$/mcf)

7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
600
500
400
300
200
100
0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
US BLM (net)
US (ex-BLM)
Russia
Qatar
Algeria
Canada
China
Other
Average import price

Critical Industries — From MRI to Quantum — Depend on Helium With No Viable Substitute.

Source: AKAP Energy

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

The 2024-25 Helium Market Was Well Balanced

2024-25 Helium Supply (bcf)

Poland, 80
China, 80
Algeria, 450
Russia, 750
Americas, 2,840
Qatar, 2,400

2024-25 Helium Demand (bcf)

Middle East, 200
Europe, 1,100
Americas, 2,660
Asia, 2,100

Source: Gasworld

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

We Have Likely Entered the Fifth Recent Helium Supply Crisis

Years	Cause of the helium supply crisis
2006-2007	Production disruptions at several key facilities, including the U.S. Federal Helium Reserve, combined with strong demand growth
2011-2013	Unplanned outages at major plants in Qatar and the U.S.
2018-2020	Maintenance shutdown in Qatar and decline in U.S. federal helium production
2022-2023	Maintenance shutdowns in Qatar and the U.S., a series of fires at Russian processing plants, and reduced supply from Algeria in response to the Russian-Ukrainian conflict
2026+?	Iran attacks caused permanent damage to Qatar's Gas Processing Facilities; Russia introduces export controls

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

Location Matters

Every day of travel, we assume a conservative 1% of liquid helium turns into a gas via boiloff. Cape of Good Hope's location is one of the most accessible globally

Port of Antwerp
EUROPE
ASIA
NORTH AMERICA
US Strategic Helium Reserve (BLM)
Port of Houston
Qatar
Port of Shanghai
ATLANTIC OCEAN
AFRICA
PACIFIC OCEAN
SOUTH AMERICA
Singapore
INDIAN OCEAN
Cape of Good Hope
Port of Porto
AUSTRALIA

Route	Transit time	Liquid helium retained
Cape of Good Hope → Houston	~20 days	80% liquid / 20% gas
Cape of Good Hope → Antwerp	~16 days	80% liquid / 20% gas
Cape of Good Hope → Porto (Brazil)	~16 days	90% liquid / 10% gas
Qatar → Shanghai (via Singapore)	~44 days	55% liquid / 45% gas
Qatar → Port of Houston	~40 days	60% liquid / 40% gas

Source for figure: Company data

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

LNG Uses — "Cleaner Burning Fuel"

LNG projected demand to rise around 60% by 2040, led by Asia, and notes continued tightness in the mid-2020s as new supply is gradually absorbed (1)

~870 PJ	~70,000	2028
market by 2032 (25 bcm)	jobs protected by gas supply	gas cliff — LNG is the bridge

Diversified End-Use Demand Underpins the LNG Case

- **Near-term cash flow:** SSLNG monetises stranded local gas early; revenue before pipelines are built
- **Large addressable market:** South Africa's gas demand could reach ~870 PJ / 25 bcm by 2032
- **De-risked demand:** LNG/SSLNG is the fastest bridge to the 2028 gas cliff, protecting ~70,000 jobs
- **Margin upside:** SSLNG displaces higher-cost diesel and fuel oil in mines, industry and transport
- **Durable returns:** combines energy security, lower emissions and long-life infrastructure value

Natural Gas Consumption by End Use Sector 2025(2)

Vehicle Fuel
0.2%
Lease and Plant Fuel
6.1%
Pipeline and Distrubtion
3.9%
Commerical
10.8%
Residential
14.5%
Industrial
25.7%
Electric Power
38.9%
0%
15%
30%
45%

(1) According to Shell LNG Outlook 2025
(2) Source: U.S. EIA Share of Total US Natural Gas Consumption by End Use Sector 2025
Note: 870 PJ is exactly 870,000,000 GJ

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HELIUM & LNG · GEOLOGY

Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

How Did the Gas Get There?

A 2.02-Billion-Year-Old Impact Event Created the Interconnected Fault and Fracture System That Supports Reservoir Connectivity

1. Timing of the asteroid impact and conditions after impact resulted in bacteria adapting to the specific surroundings.
2. Methane is generated because of the decomposition of the organic content deposited from the lacustrine paleo environments.
3. Helium gas is produced as a by-product of radioactive decay from abundant thorium and uranium found in the Dominion basement.
4. Helium co-mingles with methane through fractures and faults where it occurs in both the WITS and the Karoo.

DEPTH
300m
Up to 2.7km
Below 3km
He
CH4
U
Th

THE KAROO

The Karoo is a geologically young layer of thick sedimentary sequence that overlies the Wits. The karoo is host to sandstone charged from gas originating from the wits where it is capped by dolerite sills.

WITS

The Witwatersrand Basin is an ancient Archean sedimentary basin. Hydrocarbon generation within parts of the basin is associated with ancient lacustrine and restricted depositional environments. Subsequent deformation, faulting and fracturing of the Witwatersrand rocks created migration pathways and fracture networks that now control gas occurrence and productivity.

DOMINION GROUP

Uranium and thorium deposits in the dominion group decay over time, resulting in the production of helium. Helium travels upwards through the dominion group. Where it comingles with methane in the Wits and overlying Karoo.

Virginia Gas Project – Production Boundaries

N
12.5
25
km

Virginia Production Right (Black outline)
Prospective Resources Area (Shaded green)
Contingent Resources Area (shaded yellow)
Reserve Resources Area (Yellow outline)

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

Reserves Scale From 1P to 3P in Both Helium and Methane

Approximately the size of U.S. Federal Helium system

Helium

BCF
25
20
15
10
5
0
1.1
7.2
2.6
13.6
7.2
20.0
1P
2P
3P
Mar-19
Nov-21

Methane

BCF
700
600
500
400
300
200
100
0
45.3
215.1
154.5
407.0
315.8
600.1
1P
2P
3P
Mar-19
Nov-21

Proven Reserves, contingent resources and Prospective resources	Helium (Bcf)			Methane (Bcf)		
Net Reserves	**1P**	**2P**	**3P**	**1P**	**2P**	**3P**
2021 Proven Reserves	7.2	13.6	20.0	215.1	407.0	600.1
Contingent Resources	**C1**	**C2**	**C3**	**C1**	**C2**	**C3**
2021 Contingent Resources	4.3	8.0	12.3	127.6	241.0	368.6
Prospective Resources(1)	**1U**	**2U**	**3U**	**1U**	**2U**	**3U**
2021 Prospective Resources	5.7	10.7	16.4	170	321	491

(1) Calculated at 3%
NB: The Charged Karoo Sandstone Reservoir is not currently included in any of our prior reporting
Source: Company data

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

PRODUCING LIQUID NATURAL GAS ("LNG") AND LIQUID HELIUM ACROSS PHASE 1 AND PHASE 2

Project Overview: One Asset, Two Products, Four Markets

Well Heads

LNG / Helium Processing Plant

Phase 1
Production: ~70 MCF/day helium & ~2,500 GJ/day LNG

Phase 2
Production(1): ~900 MCF/day helium & ~34,400 GJ/day LNG

Gas to Power
"Wellhead to electron"

Businesses are looking at alternatives to Eskom, and LNG for gas to power could be a significant opportunity.

Industrial
"Wellhead to burner"

Substitution of traditional fossil fuels with cleaner-burning natural gas.

Transport Industry
"Wellhead to tank"

Natural gas applications for trucks and rail.

Helium End Users
"Wellhead to customer"

Supply directly to both industrial wholesalers and direct to the end users.

(1) Overall project scope, size, design, sequencing and product mix of future phases of the Virginia Gas Project are subject to change following completion of management's pre-development activities and plant design optimization processes.

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

Phase 1 Hits Nameplate in 2026

LNG & Helium — Phase 1

HELIUM CAPACITY	~70 mcf/day
CAPACITY	~2,500 GJ/day (LNG)
FUNDING	Debt: US DFC: US$ 40m + IDC ZAR 162m
STATUS	Anticipated to reach nameplate capacity in 2H 2026

LNG & Helium — Phase 2[1]

HELIUM CAPACITY	~900 mcf/day
CAPACITY	~34,000 GJ/day (LNG)
FUNDING	Debt: US DFC: US$ 500m + Standard Bank: US$ 250m
STATUS	Target first production: FY2030 (44-month build from Financial Close)

Phase 1

Reach nameplate capacity

Phase 1 helium nameplate capacity targeted for 2H 2026

Phase 2 — Build & Funding

Senior Debt package

Phase 2 debt facilities: DFC (US$500M) and Standard Bank (US$250M)

44-months Build

Award EPC and construction contracts and commence the Phase 2 build-out

2030-2031

First Phase 2 production[1]

Phase 2 nameplate capacity of ~900 MCF/day and 34,000 GJ/day LNG

(1) Overall project scope, size, design, sequencing and product mix of future phases of the Virginia Gas Project are subject to change following completion of management's pre-development activities and plant design optimization processes.

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

Expected Path From Phase 1 Nameplate to Phase 2 Production

2026

- ✓ Commence pre-development of Phase 2
- ✓ Initiate targeted exploration program to enhance Proven Reserves and support Phase 2
- – Expect to obtain Phase 1 nameplate capacity (2H 2026)
- – Expect to deliver first helium exports to international customers

2027

- Complete Phase 2 pre-development activities
- Achieve anticipated financial close for Phase 2

2028

- Break ground on the Phase 2 LNG and liquid helium process plant and associated utilities

2029-31

- Commence Phase 2 downstream dispensing roll-out and customer site installations
- Start commissioning of the Phase 2 LNG and liquid helium process plant

Note: Target operational milestones represent current expectations of management based on information available as of the date hereof. Overall project scope, size, design, sequencing and product mix of future phases of the Virginia Gas Project subject to change following completion of management's pre-development activities and plant design optimization processes.

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

Virginia Gas Project: A Strategic Helium & LNG Platform

Rare Resource Base: Owns a rare, high-grade helium and LNG resource base in South Africa

Non-Substitutable Demand: Supplies critical industries where helium is non-substitutable

Energy Security: Supports domestic energy security through cleaner LNG supply

Scale-Up: Lender interest in support of Phase 2 funding facilitates the scale-up pathway

Long-Duration Growth: Offers long-duration growth from a strategic, hard-to-replicate asset

The Virginia Gas Project is more than an energy play — it is a strategic supplier of two scarce and increasingly important products: helium for critical global industries and LNG for an energy-constrained South African market.

Investment is critical now: A first-mover advantage and an increasingly funded route to scale, at a time when both domestic gas security and global helium supply matter more than ever.

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Financial Outlook

Heather Kiessling
CHIEF FINANCIAL OFFICER

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FINANCE · 2031 GUIDANCE

Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

EBITDA Target for 2031: Estimated Range by Product Category

Electronic Gases
Natural Gas
Medical Isotopes
Nuclear Medicine
Combined EBITDA ($M)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$40M
$40M
$100M
$150M
$100M
$100M
$200M
$300M
Low range
High range

EBITDA is a non-GAAP financial measure and is defined as net income before interest, taxes, depreciation and amortization. We have not provided a reconciliation between our targets for EBITDA and net income (loss), the most directly comparable GAAP measure, because applicable information for future periods, on which this reconciliation would be based, is not available without unreasonable effort due to the unavailability of reliable estimates for selling prices of our commercial products and costs of production and extraction, among other items. These items may vary greatly between periods and could significantly impact future financial results.

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Strategy | R&D Engineering | Isotope | Nuclear Medicine | Noble Africa | Electronics | Nuclear Fuels | Finance

STRATEGY · THE FIVE-YEAR PLAN

Potential Pathway to 2031 EBITDA Goal

>$700M
post-2031 upside

Blocks turn on progressively from 2026 through 2031

2026

- The Company remains on track to deliver liquid helium to customers during September 2026
- Phase 1 at nameplate capacity expected in 2H 2026
- Annualized rate of helium and LNG revenue capability of $27M
- First shipments of commercial Si-28 and Yb-176 in 2H 2026
- Expect to receive sufficient quantities of C-14 feedstock during 2H 2026
- Radiopharmacies revenue of $14M in 2026

Radiopharmacies

- Global cyclotron deployment programme continues
- Dose volumes grow as additional cyclotrons become operational

Medical Isotopes

Yb-176, C-14, Xe-129, Ni-64, Gd-160

- Additional Yb-176 plants
- Building plants for additional isotope opportunities
- Expansion into Iceland

Natural Gas

- Phase 2 plant commissioned in 2030, first production in 2H 2030

Electronics

Helium and Si-28

- Phase 2 plant commissioned in 2030, first production in 2H 2030
- Si-28 plant expansion into Iceland
- Build plant for Germanium enrichment

>$300M EBITDA in 2031

ASSUMPTIONS NOT DISCLOSED Number of new plant additions · Isotope count · LNG pricing · Helium pricing

EBITDA is a non-GAAP financial measure and is defined as net income before interest, taxes, depreciation and amortization. We have not provided a reconciliation between our targets for EBITDA and net income (loss), the most directly comparable GAAP measure, because applicable information for future periods, on which this reconciliation would be based, is not available without unreasonable effort due to the unavailability of reliable estimates for selling prices of our commercial products and costs of production and extraction, among other items. These items may vary greatly between periods and could significantly impact future financial results.

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Panel and Q&A Session

Viktor Petkov
CHIEF COMMERCIAL OFFICER

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Concluding Remarks

ASP Isotopes is a unique investment opportunity with a clear path to deliver sustained long-term growth

Paul Mann
Executive Chairman & CEO

1. **Ambition to deliver** >$300M group EBITDA **in 2031**, with sustained growth 2031+
2. **Built from a standing start** in five years we went from an idea to operating plants, real revenue and signed customers, all on our own technology
3. **The hard part is behind us** the plants are built, the contracts are signed; what remains is execution
4. **The next five years are about scale** more capacity, more markets, more of the world's critical isotopes coming from us
5. **Shareholder value** four businesses, each with standalone value; as each one proves out, that value becomes visible to the market

EBITDA is a non-GAAP financial measure and is defined as net income before interest, taxes, depreciation and amortization. We have not provided a reconciliation between our targets for EBITDA and net income (loss), the most directly comparable GAAP measure, because applicable information for future periods, on which this reconciliation would be based, is not available without unreasonable effort due to the unavailability of reliable estimates for selling prices of our commercial products and costs of production and extraction, among other items. These items may vary greatly between periods and could significantly impact future financial results.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of the parties regarding the future of the parties’ businesses, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “projects,” “will,” and words of a similar nature. Examples of forward-looking statements include, but are not limited to, statements relating to the Proposed Transactions; the expected structure, timing and the completion of the Proposed Transactions and the expected effects, perceived benefits or opportunities of the Proposed Transactions; the combined company’s listing on Nasdaq after the closing of the Proposed Transactions; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the Proposed Transactions and cash runway of the combined company following the Proposed Transactions; the future operations and pipeline, estimates of financial position, competitive landscape, addressable market and strategic and financial initiatives of the combined company; the nature, strategy and focus of the combined company; statements regarding the continuation of Renergen’s Virginia Gas Project and its funding timeline and other statements that are not historical fact. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside our control. Actual results, financial condition, and events may differ materially from those indicated in the forward-looking statements based upon a number of factors. Forward-looking statements are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Therefore, you should not rely on any of these forward-looking statements.

There are many important factors that could cause actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, but not limited to: the outcomes of various strategies and projects undertaken by Renergen; the potential impact of laws or government regulations or policies in South Africa or elsewhere; Renergen’s future capital requirements and sources and uses of cash; Renergen’s ability to obtain funding for its operations and future growth, including debt funding for Phase 2 of the Virginia Gas Project; Renergen’s reliance on the efforts of third parties; Renergen’s ability to complete Phase 1 and 2 of the Virginia Gas Project; the financial terms of any current and future commercial arrangements; Renergen’s ability to complete certain transactions and realize anticipated benefits from acquisitions and contracts; Renergen’s ability to comply with the terms of the loan and credit facilities of Renergen’s subsidiary Tetra4; the ability of Renergen and its subsidiaries to retain and hire key personnel; the volatility of LNG and liquid helium prices; Renergen’s success in discovering, estimating and developing natural gas and helium reserves; actions of competitors or regulators; limitations in the availability of, and costs of, supplies, materials, contractors and services that may delay the drilling or completion of wells or make such wells more expensive; the amount and timing of future development costs; uncertainties inherent in estimating quantities of natural gas and helium reserves and projecting future rates of production and timing of development activities; risks relating to the lack of capital available on acceptable terms to finance the Renergen’s continued growth; the competitive nature of Renergen’s industry; the risk that the conditions to the closing or consummation of the Proposed Transactions are not satisfied, including the failure to timely obtain approval of the Proposed Transactions from ENDRA stockholders, if at all; the risk that the proposed financings are not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of ENDRA and Noble Africa to consummate the Proposed Transactions; risks related to ENDRA’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the closing of the Proposed Transactions; the ability to obtain debt financing on terms that are favorable, or at all; the risk that Renergen does not receive funding from the U.S. DFC or Standard Bank SA or that such funding is delayed; risks related to ENDRA’s ability to correctly estimate its respective operating expenses and its respective expenses associated with the Proposed Transactions, as applicable, pending the closing of the Proposed Transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of ENDRA, and other events and unanticipated spending and costs that could reduce ENDRA’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the Proposed Transactions on ENDRA’s or Renergen’s business relationships, operating results and business generally; costs related to the Proposed Transactions; risks related to the market price of ENDRA’s common stock relative to the value suggested by the Proposed Transactions; the outcome of any legal proceedings that may be instituted against ENDRA, Noble Africa or any of their respective directors, managers, or officers related to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors; and the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of ENDRA or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, and the other risks and uncertainties described in ENDRA’s filings with the U.S. Securities and Exchange Commission (the “SEC”), and under the heading “Risk Factors” in its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the factors disclosed in Part I, Item 1A. “Risk Factors” of ASP Isotopes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (as amended) and in ASP Isotopes’ subsequent reports filed with the SEC, each of which are available at www.sec.gov, and in other filings that ENDRA and ASP Isotopes have made and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It”.

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Any forward-looking statement made by the parties in this communication is based only on information currently available to the parties and speaks only as of the date on which it is made. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. No information in this communication should be interpreted as an indication of future success, revenues, results of operations, or stock price. All forward-looking statements herein are qualified by reference to the cautionary statements set forth herein and should not be relied upon.

Important Additional Information and Where to Find It

This communication relates to the Proposed Transactions involving ENDRA, ASP Isotopes, Renergen and Noble Africa and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, ENDRA intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that ENDRA may file with the SEC and/or send to its stockholders in connection with the Proposed Transactions.

INVESTORS AND STOCKHOLDERS OF ENDRA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDRA, ASP ISOTOPES, RENERGEN, NOBLE AFRICA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by ENDRA and ASP Isotopes with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. ENDRA’s Internet website address is www.endrainc.com.

ENDRA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of its Internet website as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Participants in the Solicitation

ENDRA, ASP Isotopes, Renergen, Noble Africa, and their respective directors and managers and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from ENDRA’s stockholders in connection with the Proposed Transactions under the rules of the SEC.

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Information about ENDRA’s directors and executive officers, including a description of their interests in ENDRA, is included in ENDRA’s most recent Annual Report on Form 10-K for the year ended December 31, 2025. Information about ASP Isotopes’ directors and executive officers, including a description of their interests in ASP Isotopes, is included in ASP Isotopes’ most recent Annual Report on Form 10-K for the year ended December 31, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including the directors and executive officers of Renergen, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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